Exhibit 99.2

Earnings Release Contatos de RI Guilherme Cavalcanti JBS (JBSS3) Valor de mercado Base acionária: Chri S tiane A SS i S Preço em 26.03.2024 em 26.03.2024 açõe S Pedro Bueno Felipe Brindo R$22,42 R$49,7 Bilhões 2.218.116.370 Vitor Figueira Amanda Harumi ri_ir@jbs.com.br JBS (JBSS3) Price on 03.25.2025 R$40.45 Market Capitalization on 03.25.2025 R$89.7 Billion Total Shares: 2,218,116,370 IR Contact Guilherme Cavalcanti Chri S tiane A SS i S Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br JBS ENDS 2024 WITH R(417 BILLION IN NET SALES AND EBITDA OF R(39 BILLION São Paulo, March 25, 2025 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announce S today it S 4Q24 and 2024 re S ult S . The comment S made herein are in Brazilian Reai S , in accordance with international accounting S tandard S (IFRS), unle SS otherwi S e S pecified. OPERATIONAL AND FINANCIAL HIGHLIGHTS - 4Q24 & 2024 • Operational Highlights (IFRS R $ ) : JBS Beef North America delivered re S ult S above tho S e of 2023 de S pite the challenging S cenario in the United State S . Pilgrim’s recorded the be S t year in it S hi S tory, reaching 14 . 7 % in 4 Q 24 and 15 . 2 % in 2024 . JBS USA Pork , which maintained con S i S tent re S ult S throughout the year, achieved a 13 . 2 % margin in 2024 , an increa S e of almo S t 7 percentage point S compared to the S ame period of 2023 . In Brazil, Seara achieved an impre SS ive recovery, reaching a margin of 19 . 8 % in the 4 Q 24 and 17 . 7 % for the year, due to the operational and commercial improvement S implemented throughout the year . JBS Brazil achieved a margin of 7 . 7 % in the year, driven by the increa S e in beef S ale S , with highlight to record volume S and productivity . In Australia , where the cycle i S expected to remain favorable in the coming quarter S , the 9 . 9 % margin for the year partly reflect S the increa S e in export S , e S pecially to the United State S . • Shareholder return : The Company paid dividend S in October in the amount of R $ 4 . 4 billion (US $ 759 million), equivalent to R $ 2 per S hare (US $ 0 . 34 ) . In January 2025 , an additional dividend of R $ 2 . 2 billion (US $ 369 million) wa S paid, corre S ponding to R $ 1 per S hare (US $ 0 . 17 ), which i S connected to the mandatory minimum dividend S related to the 2024 re S ult S . Additionally, the Company reopened it S S hare buyback program, with a limit of up to 113 million S hare S . • Liability Management : (i) in May, the Company i SS ued R $ 1 . 875 billion in Agribu S ine SS Receivable S Certificate S (“CRA”) ; (ii) in October, JBS i SS ued R $ 1 . 5 billion in “CRA” through it S S ub S idiary Seara ; and (iii) in December, the Company created it S fir S t Commercial Paper program for the i SS uance of up to US $ 1 billion, generating a new S ource of funding . Additionally, throughout 2024 , the Company reduced it S net debt by US $ 1 . 7 billion and ended the year with a leverage of 1 . 89 x . • Investments : (i) US $ 50 million in the new plant in Saudi Arabia, aiming to quadruple it S production capacity in the country . (ii) AU $ 110 million (over R $ 400 million) in S almon farming at Huon Aquaculture' S facility to expand it S production capacity . (iii) US $ 50 million to improve quality and productivity at Dinmore beef plant . (iv) R $ 560 million inve S tment in Dourado S to double it S pork proce SS ing capacity . (v) R $ 150 million to double it S production at the Campo Grande plant, tran S forming it into the large S t beef plant in Latin America . • Subsequent events (2025): • JBS entered the egg category with the acqui S ition of 50 % of the control of Mantiqueira, reinforcing it S diver S ified global platform by protein S and geographie S . • In January 2025 , the Company i SS ued US $ 1 . 75 billion in bond S , with the S malle S t S pread over trea S ury of all Brazilian i SS uance S in hi S tory . In March, Seara, i SS ued R $ 805 million in “CRA S ”, in 3 S erie S , with the 30 - year S erie S being the longe S t maturity ever i SS ued in the Brazilian capital market S . • On March, JBS announced the repurcha S e of 5 . 50 % bond S due 2030 , totaling US $ 850 million . • Given the S ignificant ca S h po S ition and low leverage, the company' S management propo S ed for approval at the General Meeting the di S tribution of R $ 4 . 4 billion (US $ 773 * million) equivalent to R $ 2 (US $ 0 . 35 *) per S hare, to be paid after it S approval . *FX = 5.74 in March 24

IFRS Financial Highlights JBS BEEF NORTH AMERICA Net Sales: R$131.3 bn (+13% y/y) Adjusted EBITDA: R$1.4 bn (+149% y/y) EBITDA Margin: 1.1% (+0.6 p.p. y/y) JBS USA PORK Net Sales: R$43.8 bn (+14% y/y) Adjusted EBITDA: R$5.8 bn (+121% y/y) EBITDA Margin: 13.2% (+6.4 p.p. y/y) PPC Net Sales: R$96.3 bn (+11% y/y) Adjusted EBITDA: R$14.6 bn (+92% y/y) EBITDA Margin: 15.2% (+6.4 p.p. y/y) SEARA Net Sales: R$47.4 bn (+15% y/y) Adjusted EBITDA: R$8.4 bn (+366% y/y) EBITDA Margin: 17.7% (+13.4 p.p. y/y) JBS BRASIL Net Sales: R$68.2 bn (+23% y/y) Adjusted EBITDA: R$5.3 bn (+126% y/y) EBITDA Margin: 7.7% (+3.5 p.p. y/y) JBS AUSTRALIA Net Sales: R$36 bn (+16% y/y) Adjusted EBITDA: R$3.6 bn (+60% y/y) EBITDA Margin: 9.9% (+2.7 p.p. y/y) 20 24 2024 CONSOLIDATED Net Sales: R$417 bn (+15% y/y) Adjusted EBITDA : R$39 bn (+128% y/y) Adjusted EBITDA Margin: 9.4% (+4.7 p.p. y/y) Net profit: R$9.6 bn (v S . – R$1.1 bi in 2023) Free cash flow: R$13.2 bn (+ 609% y/y) 4Q24 CONSOLIDATED 4Q 24 JBS BEEF NORTH AMERICA Net Sales: R$37.4 bn (+20% y/y) Adjusted EBITDA: R$647.1 mn EBITDA Margin: 1.7% (+3.3 p.p. y/y) JBS USA PORK Net Sales: R$11.7 bn (+12% y/y) Adjusted EBITDA: R$1.6 bn (+64% y/y) EBITDA Margin: 13.5% (+4.3 p.p. y/y) PPC Net Sales: R$25.5 bn (+14% y/y) Adjusted EBITDA: R$3.8 bn (+72% y/y) EBITDA Margin: 14.7% (+5.0 p.p. y/y) SEARA Net Sales: R$13.3 bn (+27% y/y) Adjusted EBITDA: R$2.6 bn (+292% y/y) EBITDA Margin: 19.8% (13.4 p.p. y/y) JBS BRASIL Net Sales: R$20.3 bn (+36% y/y) Adjusted EBITDA: R$1.4 bn (+54% y/y) EBITDA Margin: 6.6% (+0.8 p.p. y/y) JBS AUSTRALIA Net Sales: R$10.3 bn (+20% y/y) Adjusted EBITDA: R$819 mn ( - 7% y/y) EBITDA Margin: 7.9% ( - 2.4 p.p. y/y) Net Sales: R$116.7 bn (+21% y/y) Adjusted EBITDA : R$10.8 bn (+111% y/y) Adjusted EBITDA Margin: 9.2% (+3.9 p.p. y/y) Net profit: R$2.4 bn (v S . R$82.6 mi in 4T23) Free cash flow: R$5.3 bn (+22% y/y) 2

Our 2024 financial re S ult S reaffirm the po S itive outlook we held for the year . We clo S ed the period with record net revenue of R $ 417 billion, a 15 % increa S e compared to 2023 . EBITDA reached R $ 39 billion, more than double the previou S year’ S figure, with a con S olidated margin of 9 . 4% . The S e re S ult S reflect the S trength of our global multi - protein platform and the preci S ion of our operational S trategy, which enable S u S to capitalize on opportunitie S acro SS varied market cycle S and geographie S . With a S harp focu S on operational excellence, we realigned underperforming bu S ine SS e S . De S pite headwind S in the U . S . market, JBS Beef North America delivered re S ult S that outperformed 2023 . In Brazil, Seara po S ted a S trong recovery, reaching a 19 . 8 % margin in the fourth quarter . Thi S performance reflect S gain S from the commercial and operational improvement S made throughout the year — though we S till S ee room for improvement, particularly in pricing, product mix, and premium categorie S . Seara ha S already i SS ued R $ 2 . 3 billion in Agribu S ine SS Receivable S Certificate S (CRA S ), including a 30 - year note in February 2025 — the longe S t - term debt ever i SS ued in Brazil’ S capital market S . Reinforcing the S trength of our global platform, la S t year marked the S econd - large S t free ca S h flow generation in our hi S tory, driven by robu S t performance in chicken and pork . JBS USA Pork remained S teady throughout the year, achieving a 13 . 5 % margin in the fourth quarter — nearly S even percentage point S higher than the S ame period in 2023 . Pilgrim’ S recorded the be S t performance in it S hi S tory, with EBITDA margin S expanding from 9 . 8 % in 4 Q 23 to 14 . 7 % in 4 Q 24 . While chicken con S umption in the Northern Hemi S phere typically S often S during thi S time of year, demand in the U . S . remained S trong acro SS both retail and food S ervice . Pilgrim’ S S ucce SS wa S driven by the di S ciplined execution of it S key cu S tomer S trategy and a well - diver S ified portfolio, allowing the bu S ine SS to navigate a favorable market environment with agility and S trength . Our geographic and protein diver S ification al S o allowed u S to benefit from the favorable cattle cycle S in Au S tralia and Brazil, even a S margin S in the U . S . remained under pre SS ure due to the region’ S cattle dynamic S . In Au S tralia, where the cycle i S expected to remain po S itive in the coming quarter S , we po S ted a 9 . 9 % margin, for the year, S upported by growing export S — e S pecially to the U . S . In Brazil, JBS po S ted a 7 . 7 % margin, for the year, driven by record beef volume S , growth in both dome S tic and international market S , productivity gain S , and new export certification S . A S previou S ly reported, we S ignificantly reduced our leverage, bringing it down from 4 . 42 x to 1 . 89 x in USD term S between the fourth quarter S of 2023 and 2024 . JBS continue S to deliver S u S tainable value to S hareholder S . In October 2024 , we di S tributed US $ 815 million in dividend S . In January 2025 , we followed with an additional US $ 0 . 17 per S hare, totaling US $ 382 million . Given the company’ S S trong ca S h po S ition and low leverage, management ha S propo S ed, for approval at the General Shareholder S ’ Meeting, the di S tribution of R $ 4 , 4 billion , equivalent at R $ 2 per S hare, to be paid following S hareholder approval . Additionally, la S t Friday, we announced the full repayment of US $ 850 million in bond S maturing in 2030 . We remain focu S ed on unlocking long - term value through the dual li S ting of our S hare S in Brazil and the United State S . Thi S initiative will S trengthen our corporate governance and expand our inve S tor ba S e, attracting in S titutional inve S tor S with S ignificant capital allocation capabilitie S . We firmly believe thi S move will drive la S ting value for our S hareholder S , team member S , and area S around the world where we operate . 3 MESSAGE FROM THE CEO Gilberto Tomazoni, Global CEO JBS

MESSAGE FROM THE CEO

Gilberto Tomazoni, Global CEO JBS

Our global diversification strategy remains intact, supported by continuous investment in innovation and brand development, allowing us to build a more resilient and higher-value portfolio. We're also advancing in research and biotechnology to develop innovative products and solutions that enhance the productivity of our portfolio and support the development of alternative proteins. In Brazil, we're building the JBS Biotech Innovation Center, our new hub for biotechnology research and development.

In 2025, we entered the egg category through the acquisition of a 50% stake in Mantiqueira, the largest table egg producer in South America. We also announced US$ 200 million in capital investments to upgrade two of our largest beef processing facilities in the U.S., aiming to enhance efficiency and add value. In Jeddah, Saudi Arabia, we're preparing to open our third halal value-added products facility in the Middle East. And in Brazil, we are finalizing construction of a new pork processing plant and a prepared foods facility.

We're also moving forward with our investment plan in Nigeria. In partnership with the government and local entrepreneurs, we are developing sustainable local supply chains to expand food production. Nigeria is one of the fastest-growing populations in the world, expected to reach 400 million by 2050, up from more than 250 million today, according to UN projections. Our goal is to support the country in its efforts to combat food insecurity.

Every day, we are working to build a more resilient company—one that delivers strong financial performance across all market cycles. But our strength goes beyond scale. It lies in our commitment to innovation, our ability to adapt, and our relentless pursuit of excellence, always with a sharp focus on execution. We will continue to invest in our unique platform, driving performance, growth, and long-term value for all stakeholders.

4

R$39.0Bn R$9.6Bn (1,061) 9,616 17,146 39,040 4.7% 9.4% 1,865 13,222 2023 2024 CONSOLIDATED HIGHLIGHTS 416,952 363,817 NET REVENUE R$417.0Bn 2023 2024 ADJUSTED EBITDA 2023 2024 NET RESULTS FREE CASH FLOW R$13.2Bi 2023 2024 Earning S per S hare were R$4.34 5

R$5.3Bn R$2.4Bn R$10.8Bn NET REVENUE R$116.7Bn 83 2,412 0.04 1.09 5,104 10,789 5.3% 9.2% 4Q23 4Q24 - 48,5% 96,341 CONSOLIDATED HIGHLIGHTS 116,701 4Q23 4Q24 4Q23 4Q24 4,334 5,296 4Q23 4Q24 Earning S per S hare were R$1,09 ADJUSTED EBITDA NET RESULTS FREE CASH FLOW 6

NET REVENUE ADJUSTED EBITDA In 4Q24, JBS recorded a con S olidated net revenue of R$116.7 billion, which repre S ent S an increa S e of 21% compared to 4Q23. During the period, around 75% of JBS' global S ale S were in the dome S tic market S in which the Company operate S and 25% through export S . In 2024, net revenue reached R$417 billion (US$77.2 billion). In 4 Q 24 , adju S ted EBITDA reached R $ 10 . 8 billion, an annual growth of 111% , while the EBITDA margin reached 9 . 2% , an increa S e of 390 ba S i S point S compared to the previou S year . Except for JBS Au S tralia, which wa S impacted by higher cattle price S in the quarter, all bu S ine SS unit S reported growth compared to the S ame period la S t year, with highlight S for Seara, Pilgrim’ S and USA Pork . In 2024 , adju S ted EBITDA reached R $ 39 billion (US $ 7 . 2 billion), with an adju S ted EBITDA margin of 9 . 4% , an increa S e of 465 ba S i S point S , driven by improved profitability acro SS all bu S ine SS unit S . Thi S re S ult reinforce S the S trength of the diver S ified global platform, with S trong re S ult S in poultry, pork, and prepared product S , de S pite the large S t bu S ine SS unit, JBS Beef North America, S till going through a challenging cycle . CONSOLIDATED HIGHLIGHTS ∆ % 2023 2024 ∆ % 4Q23 ∆ % 3Q24 4Q24 R$ Million 2024 vs 2023 % NR R$ % NR R$ 4Q24 vs 4Q23 % NR R$ 4Q24 vs 3Q24 % NR R$ % NR R$ 14.6% 100.0% 363,816.5 100.0% 416,952.0 21.1% 100.0% 96,340.7 5.6% 100.0% 110,497.9 100.0% 116,700.7 Net Revenue 9.3% - 89.1% (324,167.5) - 84.9% (354,179.0) 16.5% - 88.5% (85,246.0) 7.6% - 83.5% (92,309.5) - 85.1% (99,308.9) Co S t of Good S Sold 58.3% 10.9% 39,649.0 15.1% 62,773.0 56.8% 11.5% 11,094.8 - 4.4% 16.5% 18,188.3 14.9% 17,391.8 Gross Profit 13.8% - 6.3% (22,941.2) - 6.3% (26,116.5) 21.1% - 6.2% (5,977.2) - 4.5% - 6.9% (7,578.8) - 6.2% (7,241.1) Selling Expen S e S 6.6% - 3.2% (11,547.1) - 3.0% (12,305.3) 21.4% - 3.6% (3,440.0) - - 1.7% (1,876.9) - 3.6% (4,177.3) General and Adm. Expen S e S 32.8% - 1.9% (6,748.0) - 2.1% (8,963.1) 24.8% - 1.8% (1,686.9) 5.1% - 1.8% (2,002.4) - 1.8% (2,105.2) Net Financial Income (expen S e) - 57.2% 0.0% 47.6 0.0% 20.4 - 0.0% (1.5) - 14.1% 0.0% 21.6 0.0% 18.6 Equity in earning S of S ub S idiarie S - 0.0% 141.5 - 0.1% (587.8) - 0.1% 98.6 - - 0.1% (113.3) - 0.3% (327.0) Other Income (expen S e) - - 0.4% (1,398.1) 3.6% 14,820.6 - 0.1% 87.9 - 46.4% 6.0% 6,638.5 3.1% 3,559.8 Profit (loss) before taxes - 0.2% 668.9 - 1.0% (4,116.6) - 0.1% 120.1 - - 2.2% (2,442.8) - 0.8% (881.6) Income and S ocial contribution taxe S - - 0.1% (331.8) - 0.3% (1,088.1) - - 0.1% (125.3) - 24.7% - 0.3% (353.1) - 0.2% (266.0) Minority intere S t - - 0.3% (1,061.0) 2.3% 9,615.9 - 0.1% 82.6 - 37.2% 3.5% 3,842.5 2.1% 2,412.2 Net Income (Loss) 127.7% 4.7% 17,146.1 9.4% 39,039.9 111.4% 5.3% 5,104.4 - 9.6% 10.8% 11,939.9 9.2% 10,789.0 Adjusted EBITDA - 4.34 n.a. - 0.04 - 37.2% 1.73 1.09 Earnings per Share 7 ∆ % 4Q23 ∆ % 3Q24 4Q24 R$ Million 1188.1% 207.9 - 36.2% 4,195.7 2,678.1 Net income for the period (including non - controlling interest) 24.8% 1,686.9 5.1% 2,002.4 2,105.2 Financial income (expen S e), net - (120.1) - 2,442.8 881.6 Current and deferred income taxe S 13.6% 2,859.5 7.9% 3,010.3 3,248.1 Depreciation and amortization - 1.5 - 14.1% (21.6) (18.6) Equity in S ub S idiarie S - 4,635.7 - 23.5% 11,629.6 8,894.5 (=) EBITDA 22.6% 71.3 - 43.0 87.4 Other income / expen S e S - 36.7 - 57.1% 171.0 73.4 Ree S tructuring - 26.9 - 0.0 0.0 A SS et Impairment - 298.7 - 3.9 1,009.4 Antitru S t Agreement S - 28.4% 35.1 26.0% 19.9 25.1 Donation S and S ocial project S - 0.0 - 72.6 0.0 Rio Grande do Sul In S urance Claim S - 0.0 - 0.0 0.0 Tax payment S and in S tallment S - 0.0 - 0.0 356.5 Untimely litigation - 0.0 - 0.0 342.7 Rever S al of tax credit S 111.4% 5,104.4 - 9.6% 11,939.9 10,789.0 (=) Adjusted EBITDA ∆ % 2023 2024 - (729.1) 10,704.0 32.8% 6,748.0 8,963.1 - (668.9) 4,116.6 10.1% 10,725.4 11,805.3 - 57.2% (47.6) (20.4) 121.9% 16,027.7 35,568.7 46.9% 121.5 178.6 96.4% 261.0 512.6 - 135.2 0.0 - 510.2 1,430.8 31.1% 90.4 118.5 - 105.1 0.0 - 426.6 0.0 - 356.5 0.0 - 342.7 0.0 127.7% 17,146.1 39,039.9

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

NET FINANCIAL RESULT

Net debt financial expense was R$1.4 billion in 4Q24 and R$5.2 billion in 2024, corresponding to US$242 million and US$970 million, respectively.

R$ Million	4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Exchange rate variation	313.9	(381.1)	-	(226.0)	-	712.4	294.6	-
Fair value adjustments on derivatives	(869.9)	303.9	-	690.7	-	(2,677.4)	411.4	-
Interest expense[1]	(2,313.9)	(2,214.9)	4.5%	(2,409.5)	-4.0%	(8,861.2)	(8,647.1)	2.5%
Interest income[1]	843.3	547.2	54.1%	503.6	67.4%	2,466.0	1,627.5	51.5%
Taxes, contribution, fees and others	(78.6)	(257.4)	-69.5%	(245.6)	-68.0%	(603.0)	(434.3)	38.8%
Finance income (expense)	**(2,105.2)**	**(2,002.4)**	**5.1%**	**(1,686.9)**	**24.8%**	**(8,963.1)**	**(6,748.0)**	**32.8%**
Interest expenses from loans and financings	(1,685.8)	(1,510.1)	11.6%	(1,627.8)	3.6%	(6,205.2)	(5,888.3)	5.4%
Interest income from investments	272.1	452.0	-39.8%	218.1	24.7%	1,002.3	525.6	90.7%
Net debt financial expense[1]	**(1,413.7)**	**(1,058.2)**	**33.6%**	**(1,409.7)**	**0.3%**	**(5,202.9)**	**(5,362.7)**	**-3.0%**

[1]Includes interest expenses on loans and financing included under the passive interest item, and interest on financial investments included under the financial interest item.

NET RESULTS

JBS reported net profit of R$2.4 billion in 4Q24 and R$9.6 billion in 2024. Excluding the non-recurring items described on the previous page, adjusted net profit would have been R$5.7 billion in the quarter and R$14 billion in the year.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 4Q24 and 2024, operating cash flow was R$10.6 billion and R$30.6 billion, respectively. Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing, was R$5.3 billion in the quarter and R$13.2 billion in the year. The Company unwound approximately US$650 million of receivables discounts in 4Q24 and approximately US$450 million in the year. Excluding this effect for the quarter and year, free cash flow would have been US$2.8 billion for 2024 and US$1.6 billion for the quarter. The strong free cash flow in the periods reflects the strength of the diversified platform, the operational performance of the business units and the financial discipline of the Company.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 4Q24 and 2024, the total value of cash flow from JBS' investment activities was R$2.9 billion and R$7.7 billion, respectively, with the main investment being the purchase of property, plant and equipment (CAPEX) in both periods.

JBS

8

15,297 327 521 1,181 1,480 418 349 (8) 764 171 271 13,577 Net debt Other* Non Exchange Rate Dividends Taxes Lease CAPEX Biological Interest Paid Working Adjusted Net debt 2024 recurring Variaton Payments Assets and Received Capital EBITDA 2023 NET DEBT BRIDGE Net Debt for the year ended at US $ 13 . 6 billion, a reduction of US $ 1 . 7 billion year - on - year, driven by the S trong ca S h flow generation throughout the year . The ca S h flow wa S partially impacted by : (i) Capex in the amount of US $ 1 , 480 million ; (ii) intere S t payment S in the amount of US $ 1 , 181 million ; (iii) US $ 521 million in biological a SS et S ; (iv) US $ 418 million from lea S ing ; (v) US $ 349 million in tax payment S ; and (vi) US $ 327 million in working capital . INDEBTEDNESS JBS ended the year with R $ 35 . 6 billion in ca S h and US $ 3 . 4 billion available in revolving credit line S , without collateral, of which US $ 2 . 9 billion at JBS USA and US $ 500 million at JBS Brazil, equivalent to R $ 20 . 8 billion at the clo S ing exchange rate for the period . Thu S , the Company' S total availability wa S R $ 56 . 4 billion at year end . Thi S availability i S enough to honor all our debt S until 2032 . At the end of 2024 , net debt wa S US $ 13 . 6 billion (R $ 84 billion), a reduction of approximately US $ 1 . 7 billion when compared to the previou S year . For the year, leverage in dollar S ended at 1 . 89 x . (US$ million) 1.89x 4.42x (7,192) CONSOLIDATED HIGHLIGHTS Leverage 2.15x 2.24x 4.32x 1.89x 2.15x 4.42x US$ Million R$ Million ∆ % 4Q23 ∆ % 3Q24 4Q24 ∆ % 4Q23 ∆ % 3Q24 4Q24 - 3.4% 19,999.1 1.9% 18,958.0 19,326.8 23.6% 96,821.8 15.9% 119,677.3 103,285.3 Gross Debt 133.8% 891.6 12.2% 1,857.8 2,084.2 199.0% 4,316.4 27.5% 12,906.1 10,121.3 (+) Short Term Debt 4% 10% 11% 4% 11% 10% % of the Gro SS Debt - 9.8% 19,107.6 0.8% 17,100.3 17,242.6 15.4% 92,505.5 14.6% 106,771.2 93,164.0 (+) Long Term Debt 96% 90% 89% 96% 89% 90% % of the Gro SS Debt 22.3% 4,702.0 9.8% 5,237.5 5,750.2 56.4% 22,763.7 24.8% 35,607.1 28,534.5 ( - ) Ca S h and Equivalent S - 11.2% 15,297.2 - 1.0% 13,720.5 13,576.6 13.5% 74,058.1 12.5% 84,070.2 74,750.7 Net Debt *Con S idering acqui S ition S , Ca S h Margin, non - ca S h item S and Other S . 9

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

PROFORMA INDEBTEDNESS

Debt Amortization Schedule (US$ Million)[1]

Average Term Proforma
12.6 years

Average Cost Proforma
5.4% p.a.



9,103
500
2,853
5,750
1,880
2,024
1,142
7,818
500
2,853
4,465
984
0
38
1,008
983
637
516
1,405
2,902
2,601
2,261
1,107
638
2,415
885
807
Cash and Equiv.
Notes 2035 & 2055 + Seara's CRA
Pmt. from Jan/25 until May/25
Cash and Equiv.
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036 until 2051
2052
2053
2055
Cash and equivalents
Revolving credit facilities USD2.9 bn in the US + USD500 mn in Brazil
Notes 2035 & 2055 + Seara's CRA
Debt repayment from Jan/25 until May/25
Dividend Payment in 2025 + Proposed dividends to be voted at the Shareholder Meeting

CURRENCY & COST BREAKDOWN PROFORMA



USD[2]
90.2%
5.2% p.a.
BRL
9.8%
7.7% p.a.

SOURCE BREAKDOWN PROFORMA



Bonds
88%
Banks
5%
CRA
7%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

10

BUSINESS UNITS 4Q24 and 2024

BUSINESS UNITS – IFRS US$

Million		4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net Revenue									
Seara	R$	13,292.1	12,166.4	9.3%	10,452.5	27.2%	47,370.9	41,300.3	14.7%
JBS Brazil	R$	20,334.0	18,058.0	12.6%	14,904.9	36.4%	68,173.1	55,531.8	22.8%
JBS Beef North America	R$	37,391.6	35,006.2	6.8%	31,072.8	20.3%	131,303.4	116,254.1	12.9%
JBS Australia	R$	10,314.9	9,896.3	4.2%	8,570.0	20.4%	35,991.8	30,974.3	16.2%
JBS USA Pork	R$	11,690.3	11,326.4	3.2%	10,413.5	12.3%	43,757.3	38,494.6	13.7%
Pilgrim's Pride	R$	25,521.9	25,403.9	0.5%	22,412.5	13.9%	96,278.9	86,609.2	11.2%
Others	R$	664.2	843.6	-21.3%	1,244.6	-46.6%	2,823.5	4,473.9	-36.9%
Eliminations	R$	-2,508.2	-2,202.8	13.9%	-2,730.1	-8.1%	-8,747.0	-9,821.6	-10.9%
Total	**R$**	**116,700.7**	**110,497.9**	**5.6%**	**96,340.7**	**21.1%**	**416,952.0**	**363,816.5**	**14.6%**
Adjusted EBITDA									
Seara	R$	2,627.1	2,557.8	2.7%	670.4	291.9%	8,396.4	1,803.7	365.5%
JBS Brazil	R$	1,350.4	2,094.4	-35.5%	874.0	54.5%	5,268.7	2,330.7	126.1%
JBS Beef North America	R$	647.1	650.7	-0.6%	-488.5	-	1,400.5	563.5	148.5%
JBS Australia	R$	819.0	966.8	-15.3%	883.9	-7.3%	3,577.7	2,241.3	59.6%
JBS USA Pork	R$	1,583.1	1,368.0	15.7%	966.7	63.8%	5,756.3	2,605.5	120.9%
Pilgrim's Pride	R$	3,763.2	4,302.6	-12.5%	2,190.6	71.8%	14,629.2	7,639.9	91.5%
Others	R$	-0.9	-0.5	-	11.1	-	17.9	-25.6	-
Eliminations	R$	0.0	0.0	-	-3.8	-	-6.7	-12.9	-47.8%
Total	**R$**	**10,789.0**	**11,939.9**	**-9.6%**	**5,104.4**	**111.4%**	**39,039.9**	**17,146.1**	**127.7%**
Adjusted EBITDA Margin									
Seara	%	19.8%	21.0%	-1.3 p.p.	6.4%	13.4 p.p.	17.7%	4.4%	13.4 p.p.
JBS Brazil	%	6.6%	11.6%	-5.0 p.p.	5.9%	0.8 p.p.	7.7%	4.2%	3.5 p.p.
JBS Beef North America	%	1.7%	1.9%	-0.1 p.p.	-1.6%	3.3 p.p.	1.1%	0.5%	0.6 p.p.
JBS Australia	%	7.9%	9.8%	-1.8 p.p.	10.3%	-2.4 p.p.	9.9%	7.2%	2.7 p.p.
JBS USA Pork	%	13.5%	12.1%	1.5 p.p.	9.3%	4.3 p.p.	13.2%	6.8%	6.4 p.p.
Pilgrim's Pride	%	14.7%	16.9%	-2.2 p.p.	9.8%	5.0 p.p.	15.2%	8.8%	6.4 p.p.
Others	%	-0.1%	-0.1%	-0.1 p.p.	0.9%	-1.0 p.p.	0.6%	-0.6%	1.2 p.p.
Total	**%**	**9.2%**	**10.8%**	**-1.6 p.p.**	**5.3%**	**3.9 p.p.**	**9.4%**	**4.7%**	**4.7 p.p.**

BUSINESS UNITS– USGAAP US$

Million		4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net Revenue									
JBS Beef North America	US$	6,399.6	6,312.7	1.4%	6,272.9	2.0%	24,285.8	23,303.0	4.2%
JBS Australia	US$	1,765.5	1,784.5	-1.1%	1,730.1	2.0%	6,648.1	6,209.0	7.1%
JBS USA Pork	US$	2,000.8	2,042.5	-2.0%	2,102.2	-4.8%	8,115.5	7,713.8	5.2%
Pilgrim's Pride	US$	4,372.1	4,585.0	-4.6%	4,528.3	-3.5%	17,878.3	17,362.2	3.0%
Adjusted EBITDA									
JBS Beef North America	US$	82.4	36.7	124.5%	-141.2	-	146.6	12.2	1100.9%
JBS Australia	US$	104.1	144.3	-27.9%	172.1	-39.5%	582.3	423.7	37.4%
JBS USA Pork	US$	192.0	210.3	-8.7%	188.3	2.0%	830.6	472.0	76.0%
Pilgrim's Pride	US$	525.7	660.4	-20.4%	309.5	69.9%	2,213.9	1,034.2	114.1%
Adjusted EBITDA Margin									
JBS Beef North America	%	1.3%	0.6%	0.7 p.p.	-2.3%	3.5 p.p.	0.6%	0.1%	0.6 p.p.
JBS Australia	%	5.9%	8.1%	-2.2 p.p.	9.9%	-4.1 p.p.	8.8%	6.8%	1.9 p.p.
JBS USA Pork	%	9.6%	10.3%	-0.7 p.p.	9.0%	0.6 p.p.	10.2%	6.1%	4.1 p.p.
Pilgrim's Pride	%	12.0%	14.4%	-2.4 p.p.	6.8%	5.2 p.p.	12.4%	6.0%	6.4 p.p.

JBS
11

∆ % 2023 2024 ∆ % 4Q23 ∆ % 3Q24 4Q24 YoY % NR R$ % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 14.7% 100.0% 41,300.3 100.0% 47,370.9 27.2% 100.0% 10,452.5 9.3% 100.0% 12,166.4 100.0% 13,292.1 Net Revenue - 2.0% - 85% (35,265.3) - 73% (34,573.3) 7.9% - 83% (8,691.9) 10.0% - 70% (8,523.7) - 71% (9,377.8) Co S t of Good S Sold - 15% 6,035.0 27% 12,797.7 - 17% 1,760.6 7.5% 30% 3,642.7 29% 3,914.3 Gro SS Profit 365.5% 4.4% 1,803.7 17.7% 8,396.4 291.9% 6.4% 670.4 2.7% 21.0% 2,557.8 19.8% 2,627.1 Adjusted EBITDA In 4 Q 24 , Seara recorded net revenue of R $ 13 . 3 billion, a 27 % increa S e in the annual compari S on . In 2024 , net revenue wa S R $ 47 . 4 billion, a 15 % increa S e year - over - year . The growth i S explained by higher price S and volume S , both in the quarter and in the year, in the dome S tic and international market S . The S ignificant increa S e of approximately 13 percentage point S in the EBITDA margin for both the 4 Q 24 and 2024 , year - over - year, i S a con S equence of better commercial and operational execution, S trong global demand for poultry and pork, and expan S ion of the value - added portfolio . Sale S in the dome S tic market, which accounted for 48 % of the unit' S revenue in 4 Q 24 , totaled R $ 6 . 3 billion, 15 % higher than in 4 Q 23 , driven by higher price S and volume S year - over - year . In the year, net revenue wa S R $ 22 . 7 billion, up 9 % in the annual compari S on . De S pite revenue growth in all categorie S (poultry, pork and prepared food S ), the main highlight wa S the in natura product S category in the year . Thu S , on average, the in natura poultry and pork categorie S combined grew approximately 20 % compared to the S ame period la S t year in 4 Q 24 and 2024 . Regarding prepared food S , net revenue increa S ed 11 % in 4 Q 24 and 3 % in 2024 in the annual compari S on, driven by higher volume S S old . Seara continue S with it S S trategy of winning con S umer preference through product quality, innovation, execution and brand S trengthening, achieving growth in penetration and repurcha S e rate S . In the export market, net revenue in 4 Q 24 in dollar S reached US $ 1 . 2 billion, repre S enting an increa S e of 19 % compared to 4 Q 23 . For the year, net revenue wa S US $ 4 . 6 billion, an increa S e of 11 % in the annual compari S on . Both the quarter and the year S howed an increa S e in both dollar price S and volume S S old, driven by S trong international demand . SEARA BUSINESS UNITS 12

∆ % 2023 2024 ∆ % 4Q23 ∆ % 3Q24 4Q24 YoY % NR R$ % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 22.8% 100.0% 55,531.8 100.0% 68,173.1 36.4% 100.0% 14,904.9 12.6% 100.0% 18,058.0 100.0% 20,334.0 Net Revenue 19.2% - 85% (47,000.5) - 82% (56,028.1) 39.2% - 83% (12,302.9) 21.8% - 78% (14,059.8) - 84% (17,121.5) Co S t of Good S Sold 42.4% 15% 8,531.3 18% 12,145.0 23.5% 17% 2,602.0 - 19.7% 22% 3,998.2 16% 3,212.5 Gro SS Profit 126.1% 4.2% 2,330.7 7.7% 5,268.7 54.5% 5.9% 874.0 - 35.5% 11.6% 2,094.4 6.6% 1,350.4 Adjusted EBITDA In 4 Q 24 , JBS Bra S il reported net revenue of R $ 20 . 3 billion, 36 % higher than 4 Q 23 . For the year, net revenue wa S R $ 68 . 2 billion, an annual growth of 23% . The S ignificant growth in net revenue in both period S reflect S both the growth in volume S S old and price S . In the export market, net revenue from in natura beef grew 49 % in 4 Q 24 and 34 % in 2024 , in the annual compari S on, a S a re S ult of the S trong growth in volume S S old and the increa S e in average price S in reai S in the period S . In addition to S olid international demand, geographic diver S ification proved to be fundamental in the export market, boo S ting S ale S to S everal S trategic region S S uch a S the United State S and the United Arab Emirate S . In the dome S tic market, net revenue from the in natura beef category wa S 21 % higher compared to 4 Q 23 , driven by higher price S , which partially off S et the S harp increa S e in cattle price S in the period . In the year, net revenue grew 14% , mainly a S a re S ult of higher S ale S volume . Thi S growth i S mainly attributed to S trong dome S tic demand and the favorable cattle cycle, re S ulting in greater availability of animal S for S laughter during 2024 . According to data publi S hed by CEPEA - ESALQ, the average price of live cattle during the quarter wa S approximately R $ 319 / arroba , a S ignificant increa S e of 33 % compared to 4 Q 24 . In the year, the average arroba wa S R $ 257 , S table compared to 2023 . The S trong demand in the period, e S pecially in the international market, boo S ted profitability in both period S . In addition, the combination of di S cipline in execution, productivity gain S and focu S on new plant approval ha S optimized proce SS e S and contributed to re S ult S . Thu S , Adju S ted EBITDA totaled R $ 1 . 4 billion, with an EBITDA margin of 6 . 6 % in 4 Q 24 and R $ 5 . 3 billion in 2024 , with an EBITDA margin of 7 . 7% . Friboi continue S to evolve in under S tanding con S umer need S , expanding it S portfolio of value - added product S and offering even more convenience through it S brand S . In 2024 , the Friboi brand wa S once again named Top of Mind, S olidifying it S po S ition a S the mo S t remembered and preferred brand among Brazilian con S umer S in the meat category for the fourth time, and e S tabli S hing it S elf a S the undi S puted leader in the S ector . JBS BRASIL BUSINESS UNITS Note : On March 1 , 2020 , through a corporate re S tructuring proce SS , Swift S tore S were tran S ferred to the direct S ub S idiary Seara Alimento S . Although the Swift S tore S are part of the corporate S tructure of Seara Alimento S , for the purpo S e S of analy S i S and pre S entation of re S ult S , the Company' S Management decided to allocate Swift' S re S ult S to the JBS Bra S il operating S egment . 13

∆ % 2023 2024 ∆ % 4Q23 ∆ % 3Q24 4Q24 YoY % NR R$ % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 12.9% 100.0% 116,254.1 100.0% 131,303.4 20.3% 100.0% 31,072.8 6.8% 100.0% 35,006.2 100.0% 37,391.6 Net Revenue 13.3% - 95% (110,645.7) - 96% (125,408.3) 17.2% - 98% (30,316.8) 7.3% - 95% (33,113.9) - 95% (35,530.2) Co S t of Good S Sold 5.1% 5% 5,608.4 4% 5,895.2 - 756.1 2% - 1.6% 5% 1,892.3 5% 1,861.3 Gro SS Profit 148.5% 0.5% 563.5 1.1% 1,400.5 - - 1.6% (488.5) - 0.6% 1.9% 650.7 1.7% 647.1 Adjusted EBITDA JBS BEEF NORTH AMERICA In IFRS and Brazilian Reai S , net revenue in 4 Q 24 wa S R $ 37 . 4 billion, an increa S e of 20 % compared to 4 Q 23 , with adju S ted EBITDA of R $ 647 . 1 million and an EBITDA margin of 1 . 7% . The S e re S ult S include the impact of the 18 % depreciation of the average exchange rate, which went from R $ 4 . 95 in 4 Q 23 to R $ 5 . 84 in 4 Q 24 . In 2024 , net revenue wa S R $ 131 . 3 billion, an increa S e of 13 % compared to 2023 , while adju S ted EBITDA wa S R $ 1 . 4 billion, with a margin of 1 . 1% . In 2024 , the average exchange rate wa S R $ 5 . 39 , an 8 % depreciation year - over - year . In USGAAP and US $ term S , net revenue wa S $ 6 . 4 billion in 4 Q 24 , an increa S e of 2 % compared to 4 Q 23 , and adju S ted EBITDA wa S $ 82 . 4 million, with a margin of 1 . 3% . For the year, net revenue wa S $ 24 . 3 billion, an increa S e of 4 % compared to 2023 , and adju S ted EBITDA wa S $ 146 . 6 million, with a margin of 0 . 6% . In the year and the quarter, beef margin S in North America continued to be pre SS ured by the cattle cycle, de S pite S trong demand . According to data relea S ed by the USDA, both beef cattle price S and cutout price S reached record level S throughout 2024 . However, the growth in cattle price S outpaced the growth in cutout price S . Therefore, a S cattle repre S ent approximately 85 % of the co S t of product S S old, profitability wa S pre SS ured during the period . However, the Company maintain S it S S trategic focu S on excellence in operational and commercial execution, to pre S erve it S profitability . Among the ongoing initiative S , the following S tand out : optimizing the product portfolio, increa S ing yield per carca SS and maximizing plant efficiency . The S e mea S ure S , implemented in a S tructured manner, are e SS ential to mitigate the challenge S impo S ed by thi S more challenging cycle . The improvement in profitability in 2024 , de S pite a more challenging cycle than in 2023 , i S the re S ult of the S ucce SS ful execution of thi S S trategy . ¹The difference in JBS Beef North America' S EBITDA in IFRS and USGAAP, in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 a S of 1Q19 and different inventory accounting criteria: in IFRS, inventorie S are accounted for at average co S t, while in US GAAP they are BUSINESS UNITS ∆ % 2023 2024 ∆ % 4Q23 ∆ % 3Q24 4Q24 YoY % NR US$ % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 4.2% 100.0% 23,303.0 100.0% 24,285.8 2.0% 100.0% 6,272.9 1.4% 100.0% 6,312.7 100.0% 6,399.6 Net Revenue 3.9% - 99% (23,106.6) - 99% (24,011.1) - 1.2% - 102% (6,369.6) 1.0% - 99% (6,229.5) - 98% (6,291.9) Co S t of Good S Sold 39.9% 1% 196.4 1% 274.7 - - 2% (96.7) 29.4% 1% 83.2 2% 107.7 Gro SS Profit - 77.6% - 0.7% (163.3) - 0.2% (36.6) - - 3.0% (189.9) - - 0.1% (6.4) 0.4% 27.7 Adjusted EBIT 1100.9% 0.1% 12.2 0.6% 146.6 - - 2.3% (141.2) 124.5% 0.6% 36.7 1.3% 82.4 Adjusted EBITDA marked to market. Volume and price calculation S do not con S ider the impact of acqui S ition S . 14

JBS AUSTRALIA Con S idering re S ult S in IFRS and Brazilian Reai S , net revenue in 4 Q 24 wa S R $ 10 . 3 billion (+ 20 % in the annual compari S on) and R $ 36 billion, an annual growth of 16 % in 2024 . Adju S ted EBITDA wa S R $ 819 million in 4 Q 24 , with an EBITDA margin of 7 . 9% , and in the year, adju S ted EBITDA wa S R $ 3 . 6 billion, with an EBITDA margin of 9 . 9% . The S e re S ult S include the impact of the 18 % depreciation of the average exchange rate, which went from R $ 4 . 95 in 4 Q 23 to R $ 5 . 84 in 4 Q 24 . In 2024 , the average exchange rate wa S R $ 5 . 39 , an 8 % depreciation year - over - year . In USGAAP and US $ , net revenue wa S US $ 1 . 8 billion in 4 Q 24 , 2 % higher than 4 Q 23 , and US $ 6 . 6 billion, + 7 % in the annual compari S on, in 2024 , with growth driven by a 2 % increa S e in S ale S volume in the quarter and a 6 % increa S e in the year . Adju S ted EBITDA wa S US $ 104 . 1 million in 4 Q 24 , with an EBITDA margin of 5 . 9% . For the year, it wa S US $ 582 . 3 million, with an EBITDA margin of 8 . 8% . The S trong revenue growth in the beef bu S ine SS , compared to 4 Q 23 and 2023 , reflected the higher volume S S old in export S in the quarterly compari S on, in addition to the increa S e in average price S in both period S , de S pite the higher co S t of cattle, which, according to MLA (Meat & Live S tock Au S tralia), increa S ed 47 % in the 4 Q 24 compared to 4 Q 23 , putting pre SS ure on the quarter' S profitability . In 2024 , the improvement in profitability reflected the operational efficiencie S achieved through co S t - reduction initiative S and the increa S e in proce SS ed volume S , driven by the greater availability of animal S . The aquaculture bu S ine SS reported a drop in net revenue in the quarter and in the year due to lower volume S S old, given the lower fi S h proce SS ing in the period S following operational di S ruption S , due to weather con S equence S . Net revenue from the pork bu S ine SS grew 13 % in 4 Q 24 and 4 % in 2024 , compared to the S ame period la S t year . Additionally, the improvement in profitability i S a re S ult of operational efficiency gain S . At Primo, the prepared food S unit, de S pite lower volume S S old in the face of continued inflationary pre SS ure S , the Company continued to report an increa S e in the US GAAP EBITDA margin in the quarter and in the year, a S a re S ult of operational efficiencie S and co S t - S aving initiative S . BUSINESS UNITS ¹The difference in JBS Au S tralia' S EBITDA in IFRS and USGAAP, in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological a SS et S , in IFRS they are marked to market, while in USGAAP they are at average co S t. ∆ % 2023 2024 ∆ % 4Q23 ∆ % 3Q24 4Q24 YoY % NR R$ % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 16.2% 100.0% 30,974.3 100.0% 35,991.8 20.4% 100.0% 8,570.0 4.2% 100.0% 9,896.3 100.0% 10,314.9 Net Revenue 13.1% - 87% (26,811.8) - 84% (30,315.8) 26.5% - 82% (7,029.0) 6.8% - 84% (8,326.4) - 86% (8,892.1) Co S t of Good S Sold 36.4% 13% 4,162.6 16% 5,676.0 - 7.7% 18% 1,541.0 - 9.4% 16% 1,569.8 14% 1,422.8 Gro SS Profit 59.6% 7.2% 2,241.3 9.9% 3,577.7 - 7.3% 10.3% 883.9 - 15.3% 9.8% 966.8 7.9% 819.0 Adjusted EBITDA ∆ % 2023 2024 ∆ % 4Q23 ∆ % 3Q24 4Q24 YoY % NR US$ % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 7.1% 100.0% 6,209.0 100.0% 6,648.1 2.0% 100.0% 1,730.1 - 1.1% 100.0% 1,784.5 100.0% 1,765.5 Net Revenue 4.7% - 92% (5,701.3) - 90% (5,972.1) 7.0% - 89% (1,531.5) 1.7% - 90% (1,610.2) - 93% (1,638.1) Co S t of Good S Sold 33.1% 8% 507.7 10% 676.0 - 35.9% 198.6 11% - 26.9% 10% 174.3 7% 127.4 Gro SS Profit 48.8% 5.4% 332.8 7.4% 495.1 - 44.8% 8.5% 147.8 - 33.2% 6.8% 122.2 4.6% 81.6 Adjusted EBIT 37.4% 6.8% 423.7 8.8% 582.3 - 39.5% 9.9% 172.1 - 27.9% 8.1% 144.3 5.9% 104.1 Adjusted EBITDA Volume and price calculation S do not con S ider the impact of acqui S ition S . 15

BUSINESS UNITS 4Q24 and 2024

JBS USA PORK

IFRS - R$ Million	4Q24 R$	4Q24 % NR	3Q24 R$	3Q24 % NR	Δ% QoQ	4Q23 R$	4Q23 % NR	Δ% YoY	2024 R$	2024 % NR	2023 R$	2023 % NR	Δ% YoY
Net Revenue	**11,690.3**	**100.0%**	**11,326.4**	**100.0%**	**3.2%**	**10,413.5**	**100.0%**	**12.3%**	**43,757.3**	**100.0%**	**38,494.6**	**100.0%**	**13.7%**
Cost of Goods Sold	(9,452.4)	-81%	(9,401.1)	-83%	0.5%	(8,890.0)	-85%	6.3%	(35,647.9)	-81%	(33,584.0)	-87%	6.1%
Gross Profit	2,237.9	19%	1,925.3	17%	16.2%	1,523.5	15%	46.9%	8,109.3	19%	4,910.6	13%	65.1%
Adjusted EBITDA	**1,583.1**	**13.5%**	**1,368.0**	**12.1%**	**15.7%**	**966.7**	**9.3%**	**63.8%**	**5,756.3**	**13.2%**	**2,605.5**	**6.8%**	**120.9%**

USGAAP[1] - US$ Million	4Q24 US$	4Q24 % NR	3Q24 US$	3Q24 % NR	Δ% QoQ	4Q23 US$	4Q23 % NR	Δ% YoY	2024 US$	2024 % NR	2023 US$	2023 % NR	Δ% YoY
Net Revenue	**2,000.8**	**100.0%**	**2,042.5**	**100.0%**	**-2.0%**	**2,102.2**	**100.0%**	**-4.8%**	**8,115.5**	**100.0%**	**7,713.8**	**100.0%**	**5.2%**
Cost of Goods Sold	(1,806.6)	-90%	(1,825.3)	-89%	-1.0%	(1,916.4)	-91%	-5.7%	(7,257.5)	-89%	(7,237.4)	-94%	0.3%
Gross Profit	194.2	10%	217.2	11%	-10.6%	185.8	9%	4.5%	858.0	11%	476.4	6%	80.1%
Adjusted EBIT	**139.1**	**7.0%**	**163.7**	**8.0%**	**-15.0%**	**135.5**	**6.4%**	**2.7%**	**638.8**	**7.9%**	**307.2**	**4.0%**	**107.9%**
Adjusted EBITDA	**192.0**	**9.6%**	**210.3**	**10.3%**	**-8.7%**	**188.3**	**9.0%**	**2.0%**	**830.6**	**10.2%**	**472.0**	**6.1%**	**76.0%**

In IFRS and Brazilian Reais, in 4Q24, net revenue was R$11.7 billion, an increase of 12% compared to 4Q23, and adjusted EBITDA was R$1.6 billion, with a margin of 13.5%. These results include the impact of the 18% depreciation of the average exchange rate, which went from R$4.95 in 4Q23 to R$5.84 in 4Q24. In 2024, net revenue was R$43.8 billion, an increase of 14% compared to 2023, while adjusted EBITDA was R$5.8 billion, with a margin of 13.2%. In 2024, the average exchange rate was R$5.39, an 8% depreciation year-over-year.

In US GAAP and US$ terms, net revenue was $2 billion, down 5% from 4Q23. Adjusted EBITDA totaled $192 million in 4Q24, with a margin of 9.6%. For the year, net revenue was $8.1 billion, up 5% from 2023, and adjusted EBITDA was $830.6 million, with a margin of 10.2%.

In the domestic market, net revenue fell 5% year-over-year in 4Q24, reflecting lower sales volume in the period, as the quarter had one less fiscal week. However, in the year, net revenue grew 5%, reflecting higher prices and volumes, driven by strong demand. Pork consumption is also being favored by the average price of beef, which remains at high levels.

Once again, JBS USA Pork has demonstrated consistency and strength in its results for the year and the quarter. In addition to having efficient assets, the improvement in commercial dynamics, solid operational execution and the expansion of the value-added portfolio boosted profitability.


Swift
ADAPTABLE
MEALS
Principe

[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS
16

BUSINESS UNITS 4Q24 and 2024

PILGRIM'S PRIDE CORPORATION

IFRS - US$ Million	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**6,399.7**	**100.0%**	**6,312.6**	**100.0%**	**1.4%**	**6,272.9**	**100.0%**	**2.0%**	**24,285.8**	**100.0%**	**23,303.1**	**100.0%**	**4.2%**
Cost of Goods Sold	(6,081.1)	-95%	(5,971.4)	-95%	1.8%	(6,120.3)	-98%	-0.6%	(23,205.6)	-96%	(22,178.9)	-95%	4.6%
Gross Profit	318.6	5%	341.2	5%	-6.6%	152.6	2%	108.7%	1,080.2	4%	1,124.2	5%	-3.9%
Adjusted EBITDA	**110.7**	**1.7%**	**117.3**	**1.9%**	**-5.6%**	**(98.6)**	**-1.6%**	**-**	**247.3**	**1.0%**	**114.2**	**0.5%**	**116.5%**

USGAAP[1] - US$ Million	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**4,372.1**	**100.0%**	**4,585.0**	**100.0%**	**-4.6%**	**4,528.3**	**100.0%**	**-3.5%**	**17,878.3**	**100.0%**	**17,362.2**	**100.0%**	**3.0%**
Cost of Goods Sold	(3,818.8)	-87%	(3,901.0)	-85%	-2.1%	(4,207.3)	-93%	-9.2%	(15,565.5)	-87%	(16,243.8)	-94%	-4.2%
Gross Profit	553.3	13%	684.0	15%	-19.1%	321.0	7%	72.3%	2,312.8	13%	1,118.4	6%	-
Adjusted EBIT	**413.9**	**9.5%**	**549.9**	**12.0%**	**-24.7%**	**197.0**	**4.4%**	**110.1%**	**1,780.3**	**10.0%**	**614.3**	**3.5%**	**189.8%**
Adjusted EBITDA	**525.7**	**12.0%**	**660.4**	**14.4%**	**-20.4%**	**309.5**	**6.8%**	**69.9%**	**2,213.9**	**12.4%**	**1,034.2**	**6.0%**	**114.1%**

Considering the results in IFRS and Brazilian Reais, PPC reported net revenue of R$25.5 billion in 4Q24, a 14% increase compared to the same period in the previous year, and an adjusted EBITDA of R$3.8 billion, with an EBITDA margin of 14.7%. These results reflect the impact of an 18% depreciation in the average exchange rate, which rose from R$4.95 in 4Q23 to R$5.84 in 4Q24. In 2024, net revenue reached R$96.3 billion, an 11% increase compared to 2023, while adjusted EBITDA was R$14.6 billion (+92% year-over-year), with a margin of 15.2%. In 2024, the average exchange rate was R$5.39, reflecting an 8% depreciation compared to the previous year.

In US GAAP and US dollars, PPC's net revenue in 4Q24 was US$4.4 billion, a 4% decrease from 4Q23, and adjusted EBITDA was US$525.7 million, with a margin of 12%. For the full year of 2024, net revenue was US$17.9 billion, up 3% from 2023, and adjusted EBITDA reached US$2.2 billion (+114% vs. 2023), with a margin of 12.4%.

Throughout 2024, the Company's results reflected strong demand for chicken across the various regions where it operates and the successful execution of its strategy, grounded in operational excellence, portfolio diversification, and strengthened partnerships with Key Customers, aimed at delivering even greater value to consumers. A focus on quality, continuous improvement in service levels, and innovation also played a significant role in driving profitability.

In the United States, Pilgrim's benefited from robust chicken demand through the consistent execution of its strategy. Strategic partnerships with Key Customers, expansion of the product portfolio, and operational excellence were critical in boosting results. Additionally, the prepared foods category expanded its market presence, with increased distribution in retail and foodservice channels, particularly through the Just Bare and Pilgrim's brands.

In Mexico, the improvement in profitability stemmed from better market dynamics, increased distribution with Key Customers in retail and foodservice, and greater diversification of the value-added branded product portfolio. Furthermore, given the potential of the Mexican market, the Company continues to invest in capacity expansion and operational excellence.

Throughout 2024, Europe continued to report profitability gains, driven by: (i) optimization of the product mix; (ii) increased manufacturing productivity; (iii) the offering of branded products; and (iv) partnerships with Key Customers.

Pilgrim's



[1]The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different criteria for accounting for the amortization of parent birds: in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in the Cost of Product Sold and is not adjusted in EBITDA.

JBS

17

BUSINESS UNITS 4Q24 and 2024

Consolidated (IFRS - R$)

Net Revenue (billion)


96.3
89.1
100.6
110.5
116.7
4Q23 1Q24 2Q24 3Q24 4Q24

EBITDA (million) and % EBITDA


5.3%
7.2%
9.8%
10.8%
9.2%
5,104
6,429
9,882
11,940
10,789
4Q23 1Q24 2Q24 3Q24 4Q24

Seara (IFRS - R$)

Net Revenue (billion)


10.5
10.3
11.6
12.2
13.3
4Q23 1Q24 2Q24 3Q24 4Q24

EBITDA (million) and % EBITDA


6.4%
11.6%
17.4%
21.0%
19.8%
670
1,192
2,019
2,558
2,627
4Q23 1Q24 2Q24 3Q24 4Q24

JBS Brasil (IFRS - R$)

Net Revenue (billion)


14.9
14.2
15.5
18.1
20.3
4Q23 1Q24 2Q24 3Q24 4Q24

EBITDA (million) and % EBITDA


5.9%
4.5%
7.6%
11.6%
6.6%
874
643
1,181
2,094
1,350
4Q23 1Q24 2Q24 3Q24 4Q24

JBS Beef North America (USGAAP - US$)

Net Revenue (billion)


6.3
5.6
6.0
6.3
6.4
4Q23 1Q24 2Q24 3Q24 4Q24

EBITDA (million) and % EBITDA


-2.3%
0.2%
0.3%
0.6%
1.3%
-141
11
16
37
82
4Q23 1Q24 2Q24 3Q24 4Q24

JBS Australia (USGAAP - US$)

Net Revenue (billion)


1.7
1.4
1.7
1.8
1.8
4Q23 1Q24 2Q24 3Q24 4Q24

EBITDA (million) and % EBITDA


9.9%
9.1%
12.2%
8.1%
5.9%
172
132
202
144
104
4Q23 1Q24 2Q24 3Q24 4Q24

JBS USA Pork (USGAAP - US$)

Net Revenue (billion)


2.1
1.9
2.2
2.0
2.0
4Q23 1Q24 2Q24 3Q24 4Q24

EBITDA (million) and % EBITDA


9.0%
8.1%
12.6%
10.3%
9.6%
188
156
273
210
192
4Q23 1Q24 2Q24 3Q24 4Q24

Pilgrim's Pride (USGAAP - US$)

Net Revenue (billion)


4.5
4.4
4.6
4.6
4.4
4Q23 1Q24 2Q24 3Q24 4Q24

EBITDA (million) and % EBITDA


6.8%
8.5%
14.4%
14.4%
12.0%
310
372
656
660
526
4Q23 1Q24 2Q24 3Q24 4Q24

18

JBS

BUSINESS UNITS 4Q24 and 2024

GRAPHIC 1 | **JBS EXPORTS IN 2024 AND 2024**


Greater China
22.6%
Others
23.7%
US$
20 Billion
USA
15.9%
E.U.
7.2%
South
Korea
8.0%
Japan
8.4%
Africa &
Middle East
14.2%
2024
+8.6%
2023
Others
22.8%
Greater
China¹
26.6%
US$
18.4 Billion
E.U.
7.1%
USA
13.9%
Japan
8.7%
South
Korea
8.9%
Africa &
Middle
East
12.1%

Note 1. Considers China and Hong Kong

TABLE 1 | **CAPEX**

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
R$ Million	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**QoQ**	**R$**	**% CAPEX**	**YoY**	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**YoY**
Total Capex	**3,095.1**	**100.0%**	**1,779.3**	**100.0%**	**74.0%**	**1,990.9**	**100.0%**	**55.5%**	**8,084.6**	**100.0%**	**7,492.3**	**100.0%**	**7.9%**
Expansion	739.4	24%	707.8	40%	4.5%	887.5	45%	-16.7%	2,745.1	34%	3,662.3	49%	-25.0%
Maintenance	2,355.7	76%	1,071.5	60%	119.9%	1,103.3	55%	113.5%	5,339.4	66%	3,830.0	51%	39.4%

TABLE 2 | **COGS BREAKDOWN**

4Q24 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	77.2%	89.4%	67.5%	88.9%	77.3%	68.5%	48.5%
Processing (including ingredients and packaging)	11.8%	6.2%	20.4%	4.8%	7.5%	15.3%	29.3%
Labor Cost	11.0%	4.4%	12.1%	6.4%	15.2%	16.2%	22.2%

JBS
19

FINANCIAL STATEMENTS 4Q24

BALANCE SHEET

In million of Brazilian Reais - R$	Consolidated	
Current Assets	**12/31/24**	**12/31/23**
Cash and cash equivalents	34,762	22,122
Margin cash	846	641
Trade accounts receivable	23,132	16,416
Inventories	31,061	24,697
Biological assets	9,959	8,289
Recoverable taxes	3,949	4,450
Derivative assets	523	425
Other current assets	1,789	1,565
TOTAL CURRENT ASSETS	**106,018**	**78,605**
Non-Current Assets	**12/31/24**	**12/31/23**
Recoverable taxes	8,746	8,445
Biological assets	3,209	2,573
Related party receivables	479	574
Deferred income taxes	4,032	3,751
Derivative assets	-	397
Other non-current assets	1,664	1,545
	18,131	**17,285**
Investments in equity-accounted investees	237	274
Property, plant and equipment	72,951	62,541
Right of use asset	9,888	8,258
Intangible assets	11,166	9,613
Goodwill	33,545	29,556
TOTAL NON-CURRENT ASSETS	**145,918**	**127,527**
TOTAL ASSETS	**251,936**	**206,132**

JBS

20

FINANCIAL STATEMENTS 4Q24

BALANCE SHEET

In million of Brazilian Reais - R$	Consolidated	
Current Liabilities	**12/31/24**	**12/31/23**
Trade accounts payable	33,844	25,451
Supply chain finance	4,512	4,590
Loans and financing	12,906	4,316
Income taxes	1,443	403
Other taxes payable	704	697
Payroll and social charges	8,891	6,280
Lease liabilities	2,079	1,707
Dividends payable	2,221	2
Provisions for legal proceedings	1,739	956
Derivative liabilities	1,028	698
Other current liabilities	2,818	2,813
TOTAL CURRENT LIABILITIES	**72,184**	**47,914**
Non-Current Liabilities	**12/31/24**	**12/31/23**
Loans and financing	106,771	92,505
Income and other taxes payable	2,518	457
Payroll and social charges	2,184	2,375
Lease liabilities	8,659	7,207
Deferred income taxes	6,782	6,585
Provision for legal proceedings	1,342	1,530
Derivative liabilities	620	-
Other non-current liabilities	505	561
TOTAL NON-CURRENT LIABILITIES	**129,382**	**111,220**
Equity	**12/31/24**	**12/31/23**
Share capital - common shares	23,576	23,576
Capital reserve	(747)	(774)
Other reserves	25	31
Profit reserves	18,347	15,380
Accumulated other comprehensive income	3,580	5,138
Attributable to company shareholders	**44,781**	**43,351**
Attributable to non-controlling interest	**5,590**	**3,647**
TOTAL EQUITY	**50,370**	**46,998**
TOTAL LIABILITIES AND EQUITY	**251,936**	**206,132**

JBS

21

FINANCIAL STATEMENTS 2024

INCOME STATEMENT

Income statements for the years 2024 and 2023
In million of Brazilian Reais - R$

	Consolidated	
	2024	2023
NET REVENUE	**416,952**	**363,817**
Cost of sales	(354,179)	(324,168)
GROSS PROFIT	**62,773**	**39,649**
Selling expenses	(26,117)	(22,941)
General and administrative expenses	(12,305)	(11,547)
Other expenses	(1,045)	(613)
Other income	458	755
NET OPERATING EXPENSES	**(39,010)**	**(34,347)**
OPERATING PROFIT	**23,763**	**5,302**
Finance income	3,885	2,914
Finance expense	(12,848)	(9,662)
NET FINANCE EXPENSE	**(8,963)**	**(6,748)**
Share of profit of equity-accounted investees, net of tax	20	48
PROFIT (LOSS) BEFORE TAXES	**14,821**	**(1,398)**
Current income taxes	(4,882)	(338)
Deferred income taxes	765	1,007
TOTAL INCOME TAXES	**(4,117)**	**669**
NET INCOME (LOSS)	**10,704**	**(729)**
ATTRIBUTABLE TO:		
Company shareholders	9,616	(1,061)
Non-controlling interest	1,088	332
	10,704	**(729)**
Basic and diluted earnings (loss) per share - common shares (R$)	**4.34**	**(0.48)**

JBS

22

FINANCIAL STATEMENTS 4Q24

INCOME STATEMENT

Statements of income for the three month period ended December 31

In million of Brazilian Reais - R$	Consolidated	
	4Q24	4Q23
NET REVENUE	**116,701**	**96,341**
Cost of sales	(99,309)	(85,246)
GROSS PROFIT	**17,392**	**11,095**
Selling expenses	(7,241)	(5,977)
General and administrative expenses	(4,177)	(3,440)
Other expenses	(468)	(68)
Other income	141	167
NET OPERATING EXPENSES	**(11,745)**	**(9,319)**
OPERATING PROFIT	**5,646**	**1,776**
Finance income	1,179	1,194
Finance expense	(3,284)	(2,881)
NET FINANCE EXPENSE	**(2,105)**	**(1,687)**
Share of profit of equity-accounted investees, net of tax	19	(1)
PROFIT BEFORE TAXES	**3,560**	**88**
Current income taxes	(2,754)	333
Deferred income taxes	1,872	(213)
TOTAL INCOME TAXES	**(882)**	**120**
NET INCOME	**2,678**	**208**
ATTRIBUTABLE TO:		
Company shareholders	2,412	83
Non-controlling interest	266	125
	2,678	**208**
Basic and diluted earnings (loss) per share - common shares (R$)	**1.09**	**0.04**

JBS

23

FINANCIAL STATEMENTS 2024

CASH FLOW STATEMENT

Statements of cash flows for the years ended December 31

In million of Brazilian Reais - R$	Consolidated	
Cash flow	**2024**	**2023**
Net income (loss)	**10,704**	**(729)**
Adjustments for:		
Depreciation and amortization	11,805	10,725
Expected Credit Losses	69	50
Share of profit of equity-accounted investees	(20)	(48)
Gain on sales of assets	(47)	(72)
Tax expense	4,117	(669)
Net finance expense	8,963	6,748
Share-based compensation	86	34
Provisions for legal proceedings	256	527
Impairment of Goodwill and property, plant and equipment	153	155
Net realizable value inventory adjustments	86	(30)
Fair value adjustment of biological assets	(870)	443
Extemporaneus tax credits impacts	1,431	510
Tax payable in installments	357	-
Impacts from the leniency agreement	343	-
	37,431	**17,646**
Changes in assets and liabilities:		
Trade accounts receivable	(2,015)	3,126
Inventories	(1,880)	2,345
Recoverable taxes	272	660
Other current and non-current assets	35	(190)
Biological assets	(2,853)	(2,646)
Trade accounts payable and supply chain finance	2,464	(4,118)
Taxes paid in installments	(327)	(241)
Other current and non-current liabilities	353	1,213
Income taxes paid	(1,945)	(355)
DOJ and Antitrust agreements payment	(980)	(443)
Changes in operating assets and liabilities	**(6,877)**	**(648)**
Cash provided by operating activities	**30,554**	**16,998**
Interest paid	(8,024)	(6,438)
Interest received	1,028	939
Net cash flows provided by operating activities	**23,557**	**11,499**
Cash flows from investing activities		
Purchases of property, plant and equipment	(8,085)	(7,492)
Purchases of intangible assets	(58)	(45)
Proceeds from sale of property, plant and equipment	260	360
Acquisitions, net of cash acquired	(31)	(17)
Dividends received	57	63
Related party transactions	123	5
Other	-	103
Cash used in investing activities	**(7,734)**	**(7,024)**
Cash flows from financing activities		
Proceeds from loans and financings	16,540	44,701
Payments of loans and financings	(15,941)	(35,112)
Payments of leasing contracts	(2,250)	(2,142)
Derivative instruments received (settled)	(1,256)	(58)
Dividends paid	(4,436)	(2,218)
Dividends paid to non-controlling interest	(23)	(30)
Margin cash	114	(131)
Others	(44)	-
Cash provided (used in) by financing activities	**(7,297)**	**5,011**
Effect of exchange rate changes on cash and cash equivalents	**4,113**	**(545)**
Net change in cash and cash equivalents	12,639	8,940
Cash and cash equivalents at the begging of period	22,122	13,182
Cash and cash equivalents at the end of period	**34,762**	**22,122**

JBS
24

FINANCIAL STATEMENTS 4Q24

CASH FLOW STATEMENT

Statements of cash flows for the three months period ended December 31		
In million of Brazilian Reais - R$	Consolidated	
Cash flow	**4T24**	**4T23**
Net Income (loss)	**2,678**	**208**
Adjustments for:		
Depreciation and amortization	3,248	2,859
Expected Credit Losses	22	1
Share of profit of equity-accounted investees	(19)	1
Gain on sales of assets	(25)	(39)
Tax expense	882	(120)
Net finance expense	2,105	1,687
Share-based compensation	33	3
Provisions for legal proceedings	94	98
Impairment loss	10	27
Net realizable value inventory adjustments	30	58
Fair value adjustment of biological assets	(600)	24
DOJ (Department of Justice) and antitrust agreements	1,009	299
Litígio extemporâneo	357	-
Estorno extemporâneo de créditos tributários	343	-
	10,167	**5,105**
Changes in assets and liabilities:		
Trade accounts receivable	(2,261)	(220)
Inventories	1,151	1,534
Recoverable taxes	189	343
Other current and non-current assets	500	221
Biological assets	(966)	(757)
Trade accounts payable and supply chain finance	3,785	1,293
Taxes paid in installments	(76)	(97)
Other current and non-current liabilities	(315)	1,078
Income taxes paid	(934)	(31)
DOJ and Antitrust agreements payment	(666)	-
Changes in operating assets and liabilities	**406**	**3,363**
Cash provided by operating activitiess	**10,573**	**8,468**
Interest paid	(1,813)	(1,883)
Interest received	236	286
Net cash flows provided by operating activities	**8,997**	**6,871**
Cash flow from investing activities		
Purchases of property, plant and equipment	(3,095)	(1,991)
Purchases and disposals of intangible assets	(26)	(12)
Proceeds from sale of property, plant and equipment	124	263
Acquisitions, net of cash acquired	(9)	(7)
Dividends received	12	30
Related party transactions	120	1
Cash provided used in investing activities	**(2,875)**	**(1,715)**
Cash flows from financing activities		
Proceeds from loans and financing	5,501	4,654
Payments of loans and financing	(2,060)	(13,301)
Payments of leasing contracts	(606)	(546)
Derivative instruments received (settled)	(347)	46
Dividends paid	(4,436)	-
Dividends paid to non-controlling interest	(7)	(6)
Margin cash	124	(125)
Purchase of Diamond Pork treasury shares	(44)	-
Cash provided (used in) by financing activities	**(1,876)**	**(9,278)**
Effect of exchange rate changes on cash and cash equivalents	**2,894**	**(545)**
Net change in cash and cash equivalents	7,139	(4,667)
Cash and cash equivalents at the beggining of period	27,622	26,790
Cash and cash equivalents at the end of period	**34,762**	**22,122**

JBS
25

DISCLAIMER

We make statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access. Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers.

Disclaimers with respect to forward-looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions.

Forward-looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

JBS

26